American International Group, Inc., and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2009	2008	2009	2008

Loss before income tax benefit(a)	$(204)	$(28,182)	$(5,223)	$(48,198)
Add — Fixed charges	2,793	2,048	8,964	7,141
Less — Capitalized interest	2	6	9	21

Income (loss) before income tax benefit and fixed charges(a)	$2,587	$(26,140)	$3,732	$(41,078)

Fixed charges:
Interest costs	$2,706	$1,973	$8,703	$6,916
Rental expense(b)	87	75	261	225

Total fixed charges	$2,793	$2,048	$8,964	$7,141
Preferred stock dividend requirements	-	-	1,204	-

Total combined fixed charges and preferred stock dividend requirements	2,793	2,048	10,168	7,141

Ratio of earnings to fixed charges	(c)	(c)	(c)	(c)

Ratio of earnings to fixed charges and preferred stock dividends	(c)	(c)	(c)	(c)

Secondary ratio of earnings to fixed charges

Interest credited to GIC and GIA policy and contract holders	$(272)	$(551)	$(896)	$(3,071)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	2,521	$1,497	$8,068	$4,070

Secondary ratio of earnings to fixed charges	1.03	(c)	(c)	(c)

Secondary ratio of earnings to fixed charges and preferred stock dividend requirements	1.03	(c)	(c)	(c)

(a)
Excludes undistributed earnings (loss) from equity method investments.

(b)
The proportion considered representative of the interest factor.

(c)
Earnings were insufficient to cover total fixed charges by $206 million and $5.2 billion, respectively, for the three- and nine-month periods ended September 30, 2009 and by $28.2 billion and $48.2 billion, respectively, for the three- and nine-month periods ended September 30, 2008. Earnings were insufficient to cover total fixed charges and preferred stock dividends by $6.4 billion for the nine-month period ended September 30, 2009. The coverage deficiency for total fixed charges excluding interest credited to GIC and GIA policy and contract holders was $4.3 billion for the nine-month period ended September 30, 2009 and $27.6 billion and $45.1 billion, respectively, for the three- and nine-month periods ended September 30, 2008. The coverage deficiency for total fixed charges and preferred stock dividends excluding interest credited to GIC and GIA policy and contractholders was $5.5 billion for the nine-month period ended September 30, 2009.

    The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.